UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.02

(Title of Class of Securities)

817323 108 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 817323 108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Georges Karam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) ☐ (a) Not Applicable ☐ (b) Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,336,595 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,336,595 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,336,595 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 3,107,428 Ordinary Shares, nominal value €0.02 per share (the “Ordinary Shares”), of Sequans Communications S.A. (the “Company”) held directly by the Reporting Person as of December 31, 2012 and (ii) 229,167 Ordinary Shares that are subject to options exercisable by the Reporting Person within 60 days of December 31, 2012.

(2)	Based on a total of 34,683,839 Ordinary Shares outstanding as of December 31, 2012 and assumes the exercise of 229,167 options held by the Reporting Person, but assumes no exercise of any other derivative or convertible securities related to the Ordinary Shares.

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer:

Sequans Communications S.A.

(b)	Address of Issuer’s Principal Executive Offices:

19 Le Parvis, 92073 Paris-La Défense, France

Item 2.

(a)	Name of Person filing:

Georges Karam

(b)	Address or Principal Business Office or, if None, Residence:

c/o Sequans Communications S.A., 19 Le Parvis, 92073 Paris-La Défense, France

(c)	Citizenship:

France

(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.02 per share

(e)	CUSIP Number:

817323 108 (American Depositary Shares, representing one ordinary share)

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,336,595

As of December 31, 2012, the Reporting Person may be deemed to beneficially own 3,336,595 Ordinary Shares. This number includes (i) 3,107,428 Ordinary Shares held directly by the Reporting Person as of December 31, 2012 and (ii) 229,167 Ordinary Shares that are subject to options exercisable by the Reporting Person within 60 days of December 31, 2012.

Page 3 of 5 Pages

(b)	Percent of class: 9.6%

Based on a total of 34,683,839 Ordinary Shares outstanding as of December 31, 2012 and assumes the exercise of 229,167 options held by the Reporting Person, but assumes no exercise of any other derivative or convertible securities related to the Ordinary Shares.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote      3,336,595

(ii) Shared power to vote or to direct the vote     -0-

(iii) Sole power to dispose or to direct the disposition of      3,336,595

(iv) Shared power to dispose or to direct the disposition of     -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
(Date)

/s/ Georges Karam
(Signature)

Georges Karam
(Name and Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 Pages